[UNILEVER LOGO]

                              N E W S R E L E A S E


Contact: Paul Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 418-8806                                            FOR IMMEDIATE RELEASE

                                 J. VAN DER VEER
                      APPOINTED UNILEVER ADVISORY DIRECTOR

New York, NY -- May 1, 2002 -- Jeroen van der Veer (55) has been appointed an Advisory Director of Unilever effective May 1, 2002. He will serve as a member of the Nomination and Remuneration Committees.

Mr. van der Veer is president of Royal Dutch Petroleum Company and vice-chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. He has held various positions during his 30 years of service with Royal Dutch/Shell, including positions in the Netherlands, the U.K., Curacao and the United States.

                                      -o0o-

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.